UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 12, 2021, Farfetch Limited (the “Company”) issued a press release confirming that the Company is in discussions with Compagnie Financière Richemont SA (“Richemont”) in relation to a potential expansion of their existing Luxury New Retail strategic partnership. A copy of the related press release is furnished as Exhibit 99.1 hereto.

Forward Looking Statements

This Report on Form 6-K and related press release (together, the “Announcement”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, any transactions and any related benefits, including in relation to Farfetch’s discussions with

Richemont and the possible future opportunities and benefits thereof, and/or whether Farfetch and Richemont will enter into definitive documentation, the terms thereof and/or whether any such transactions will reach closing, and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “potential”, “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investors page of our website at www.farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Announcement are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this Announcement relate only to events or information as of the date on which the statements are made in this Announcement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Exhibit No.	Description

99.1	Press Release of Farfetch Limited, dated November 12, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: November 12, 2021	By:	/s/ José Neves
José Neves
Chief Executive Officer